EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                  April 22, 2007

SECURITIES AUTHORITY                        TEL AVIV STOCK EXCHANGE
www.isa.gov.il                              www.tase.co.il

              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

Subject of the Event: Examination of an Outline for the Sale of the Shares of the Bank

Further to the Immediate Report issued by the Bank on September 13, 2006 (Reference Number 2006-01-096238) regarding the possibility of selling the control of the Bank being examined by the Ministry of Finance and the Government Companies Authority, the Bank is pleased to announce that the Ministry of Finance and the Government Companies Authority are now examining a possible outline for the sale and/or transfer of all of the issued and paid share capital of the Bank to a third party, and this by: a) Sale and/or transfer of all of the holdings of the State and the three large banking groups in the Bank's shares to a designated purchaser; b) The purchase by the designated purchaser of the shares of the bank held by the public and traded on the Tel Aviv Stock Exchange, and this within the framework of an arrangement plan pursuant to Section 350 of the Companies Law, 1999 that requires court-approval and a special majority of the Bank's public shareholders for its implementation; and, c) The redemption by the Bank of the "D" and "DD" preference shares held by the public, including the payment of the preferred dividends in arrears for these shares (as required by the terms of their offering in the event of their redemption).

As part of the examination of the outline, the Government Companies Authority is considering, after the completion of the inquiries with the relevant parties regarding the feasibility of the above outline, to publicize a request for information ("RFI") within the framework of which parties interested in purchasing the shares of the Bank will be invited to give notice of their interest in the purchase pursuant to the proposed outline.


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It should be clarified, at this stage it is not known if the outline currently under examination will in fact be adopted and implemented. This question will be influenced, among other things, from the response and reaction to the RFI and the willingness of the three banking groups to transfer their holdings. In addition, the sale of the State's holdings in the Bank requires a privatization resolution by the Ministerial Committee for Privatization Matters, a resolution which has yet to be adopted.

As of the date of this Report, the Bank continues to be engaged in the implementation of the Run-Off plan, the extension of which was approved by the government in October 2005 and which is due to conclude on July 31, 2008.

The date and time when the Company was first made aware of the event or matter:
April 18, 2007 at 14:00 P.M.